Exhibit 99.2

Mainz Biomed Announces Exercise of Over-Allotment Option

BERKELEY, Calif. and MAINZ, Germany, Nov. 08, 2021 (GLOBE NEWSWIRE) -- Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, today announced the underwriters have exercised their over-allotment option resulting in the issuance of an additional 300,000 shares.

Mainz Biomed had previously announced the pricing of its $10 Million public offering of 2,000,000 shares on November 4th, 2021 at $5.00 per share. With the exercise and closing of the underwriters' over-allotment option, the total gross proceeds to the Company are $11.5 Million.

The Company commenced trading on the Nasdaq Capital Market on November 5th, 2021.

Boustead Securities, LLC acted as sole underwriter for the Offering.

The securities described above were sold by Mainz Biomed pursuant to a registration statement, as amended, filed by the Company with the Securities and Exchange Commission (the SEC), which was declared effective on November 4th, 2021. The Offering was made only by means of a prospectus. A copy of the final prospectus related to the Offering may be obtained from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4408 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company's flagship product is ColoAlert, an accurate, non-invasive, and easy-to-use early detection diagnostic test for colorectal cancer. ColoAlert is currently marketed across Europe with FDA clinical study and submission process intended to be launched in the first half of 2022 for U.S. regulatory approval. Mainz Biomed’s product candidate portfolio includes PancAlert, an early-stage pancreatic cancer screening test based on Real-Time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples, and the GenoStick technology, a platform being developed to detect pathogens on a molecular genetic basis.

For more information please visit www.mainzbiomed.com

For media enquiries, please contact press@mainzbiomed.com

For investor enquiries, please contact ir@mainzbiomed.com

For underwriter enquiries, please contact dan@boustead1828.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its Prospectus filed on October 12, 2021 and amended on October 25, 2021 and November 1, 2021. The Company’s SEC filings are available publicly on the SEC's website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.